

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

      Re: VV Markets LLC
          Offering Statement on Form 1-A
          Post-Qualification Amendment No. 12
          Filed August 14, 2023
          File No. 024-11306

Dear Nick King:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at 202-551-7127 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Andrew Stephenson